

Nasdaq Regulation

Nasdaq

**William Slattery, CFA**
**Vice President**
Listing Qualifications

*By Electronic Mail*

February 4, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 3, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Thunder Bridge Capital Partners III Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one redeemable warrant
Shares of Class A common stock
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock for $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery